                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                      SEC FILE NUMBER: 001-12870

                                                       CUSIP NUMBER: 192861 10 2

(Check One) [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
            [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended: March 31, 2002

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         ----------------

         PART I - REGISTRANT INFORMATION

         ----------------

Cold Metal Products, Inc.
2300 Georgetown Drive
Suite 301
Sewickley, Pennsylvania 15143


         PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



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         (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.


         PART III - NARRATIVE

         Registrant is engaged in discussions with its secured lenders and other financial institutions, the outcome of which could not be determined at June 30, 2002. The results of such discussions will significantly affect the opinion of management of Registrant regarding Registrant's ability to continue to carry on its business in its present form. Accordingly, the Registrant's disclosure of the results of its operations and financial condition for the fiscal year ended March 31, 2002 and as of the end of such fiscal year must be made in the context of the results of those discussions. (See PART II, above).


         PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             Joseph C. Horvath
             Vice President and Chief Financial Officer
             (Name)

             (724) 933-1441
             (Area Code) (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         Set forth below is a narrative and quantitive explanation of the changes in results of operations for the fourth quarter of the fiscal year ended March 31, 2002 and for the fiscal year.

         Exclusive of a non-cash deferred tax charge of $14.6 million, or $2.27 per share, net loss for the fourth quarter of fiscal year 2002 declined to $1.6 million or $0.25 per share, compared to net loss of $3.6 million or $0.56 per share in the fourth quarter of fiscal year 2001. The deferred tax charge is comprised of a $11.8 million deferred tax asset valuation adjustment based on recent operating results and management's revised expectations for the realization of tax benefits associated



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with carryforward tax operating losses, and a $2.8 million deferred tax charge arising from a deemed dividend attributed to the earnings of the Company's Canadian subsidiary. Net loss in the fourth quarter of fiscal 2002 including the aforementioned deferred tax charges was $16.2 million, or $2.52 per share. Net loss for the fourth quarter fiscal 2001 included a $.4 million adjustment increasing net loss compared to the amount previously reported to reflect a change in the company's accounting for inventories to conform with industry standards.

         Net loss for the fiscal year ended March 31, 2002 was $19.8 million or $3.08 per share, compared to net loss of $6.8 million or $1.05 per share for the previous fiscal year. Excluding the non-cash deferred tax charges discussed above, net loss for fiscal year 2002 was $5.2 million, or $0.81 per share. The prior fiscal year results reflect an adjustment increasing the net loss by $1.0 million from the amount previously reported to reflect the aforementioned accounting change for inventory. In addition, the fiscal 2001 results included special charges associated with a facility restructuring plan that increased fiscal 2001 net loss by $1.4 million.

         A condensed summary of operating results is as follows:


                   COLD METAL PRODUCTS, INC., AND SUBSIDIARIES

                      Consolidated Statements of Operations
                      (In thousands, except share amounts)


                                                              Three Months Ended                           Year Ended
                                                                   March 31,                                March 31,
                                                              2002               2001               2002               2001
                                                          ====================================================================

Net sales                                                 $    39,601        $    46,666        $   161,266        $   214,484
                                                          ====================================================================
Gross profit                                                    2,645                389             11,195             12,866
                                                          ====================================================================
Net (loss)                                                $   (16,209)       $    (3,562)       $   (19,764)       $    (6,788)
                                                          ====================================================================
Basic and diluted net (loss) per share                    $     (2.52)       $     (0.56)       $     (3.08)       $     (1.06)
                                                          ====================================================================

                           COLD METAL PRODUCTS, INC.

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

         Date     July 2, 2002              By /s/ Joseph C. Horvath
              ---------------------            -----------------------
                                               Vice President and
                                               Chief Financial Officer



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